Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $21.0 Million for the Three Months
Ended September 30, 2025 and Net Income of $4.0 Million for the Nine Months
Ended September 30, 2025

Limassol, Cyprus, December 3, 2025 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, today announced its results for the three months and nine months ended September 30, 2025.

Highlights of the Third Quarter Ended September 30, 2025:

■	Total vessel revenues: $11.4 million for the three months ended September 30, 2025, as compared to $13.4 million for the three months ended September 30, 2024, or a 14.9% decrease;
■	Revenue from services: $9.5 million for the three months ended September 30, 2025;
■	Net income of $21.0 million for the three months ended September 30, 2025, as compared to $2.8 million for the three months ended September 30, 2024, or a 650.0% increase;
■	Adjusted net income(1) of $2.4 million for the three months ended September 30, 2025, as compared to $4.6 million for the three months ended September 30, 2024;
■	Earnings per common share, basic: $1.76 per share for the three months ended September 30, 2025, as compared to $0.21 per share for the three months ended September 30, 2024;
■	EBITDA(1): $24.3 million for the three months ended September 30, 2025, as compared to $5.0 million for the three months ended September 30, 2024;
■	Adjusted EBITDA(1): $5.7 million for the three months ended September 30, 2025, as compared to $6.8 million for the three months ended September 30, 2024; and
■	Cash of $123.8 million as of September 30, 2025, as compared to $87.9 million as of December 31, 2024.

Highlights of the Nine Months Ended September 30, 2025:

■	Total vessel revenues: $32.9 million for the nine months ended September 30, 2025, as compared to $50.1 million for the nine months ended September 30, 2024, or a 34.3% decrease;
■	Revenue from services: $26.3 million for the nine months ended September 30, 2025;
■	Net income of $4.0 million for the nine months ended September 30, 2025, as compared to $48.0 million for the nine months ended September 30, 2024, or a 91.7% decrease;
■	Adjusted net income(1) of $9.3 million for the nine months ended September 30, 2025, as compared to $38.6 million for the nine months ended September 30, 2024;

■	(Loss) / Earnings per common share, basic: $(0.08) per share for the nine months ended September 30, 2025, as compared to $4.73 per share for the nine months ended September 30, 2024;
■	EBITDA (1): $16.7 million for the nine months ended September 30, 2025, as compared to $58.3 million for the nine months ended September 30, 2024;
■	Adjusted EBITDA (1): $22.0 million for the nine months ended September 30, 2025, as compared to $48.9 million for the nine months ended September 30, 2024;
■
On March 24, 2025, March 31, 2025 and April 29, 2025, Castor made partial prepayments to the term loan from Toro Corp. (“Toro”), amounting to $13,500,000, $34,000,000 and $14,000,000, respectively, in addition to $2,500,000 as part of the scheduled repayment of the loan. On May 5, 2025, we prepaid the amount of $36,000,000 that remained outstanding as of that date and fully repaid the loan; and

■	During the nine months ended September 30, 2025, the Company completed four vessel disposals.

(1) Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions of these measures and reconciliation to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary for Third Quarter 2025:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“In Q3 2025, improved rates and stronger charter demand reinforced our conviction in the dry-bulk market’s long-term fundamentals.

During the quarter, we completed our first sale-and-leaseback transaction, introducing modest leverage to support balance-sheet efficiency and optimize our capital structure.

With a disciplined approach to funding and a solid balance sheet, we remain well positioned to capture future opportunities and continue delivering value.”

Earnings Commentary:

Third Quarter ended September 30, 2025, and 2024, Results

Total vessel revenues for the three months ended September 30, 2025, decreased to $11.4 million from $13.4 million in the same period of 2024. This variation was mainly driven by the decrease in our Available Days (defined below), from 929 days in the three months ended September 30, 2024 to 785 days in the three months ended September 30, 2025, representing a 10.9% decrease, following the sale of two dry bulk vessels and two container vessels in the first and second quarters of 2025, as partially offset by the acquisitions of the M/V Magic Celeste on August 16, 2024, M/V Raphaela on October 3, 2024 and M/V Magic Ariel on October 9, 2024. The decrease was partially offset by an increase in prevailing charter rates of our vessels.

Revenue from services for the three months ended September 30, 2025, amounted to $9.5 million and relates to revenue earned from our subsidiary acquired in late 2024, MPC Münchmeyer Petersen Capital AG (“MPC Capital”).  Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services.

There was a decrease in voyage expenses to $0.9 million in the three months ended September 30, 2025, from $1.0 million in the same period of 2024, which was mainly associated with the decrease in brokerage commissions to third parties mainly due to the decrease of the revenue of our fleet, partially offset by increased port and other expenses and brokerage commissions to related party.

Vessel operating expenses decreased by $0.8 million to $4.4 million in the three months ended September 30, 2025, from $5.2 million in the same period of 2024, mainly reflecting the net decrease in the Ownership Days of our fleet to 785 days in the three months ended September 30, 2025, from 929 days in the same period in 2024.

Cost of revenue from services for the three months ended September 30, 2025 amounted to $5.5 million and relates to expenses for purchased services from third party providers as well as employee and other operating expenses of our subsidiary, MPC Capital.

Management fees in the three months ended September 30, 2025 amounted to $0.9 million, whereas in the same period of 2024, management fees totaled $1.1 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales and acquisitions of vessels mentioned above, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2025.

Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $2.3 million in the three months ended September 30, 2025, from $3.3 million in the same period of 2024. The decrease by $1.0 million reflects mainly the net decrease in the Ownership Days of our fleet following the sales and acquisitions of vessels discussed above. Dry-dock and special survey amortization charges amounted to $0.4 million for the three months ended September 30, 2025, compared to a charge of $0.3 million in the respective period of 2024. This variation in dry-dock amortization charges reflects mainly the increase in aggregate amortization days resulting from the increase in the number of dry docks that our vessels underwent through the nine months period ended September 30, 2025. More specifically, M/V Magic Starlight and M/V Magic Ariel, initiated and completed their scheduled dry-dock during the second quarter ended June 30, 2025 and M/V Magic Celeste initiated and completed its scheduled dry-dock during the third quarter ended September 30, 2025. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $0.6 million for the three-month period ended September 30, 2025, comprising property and equipment depreciation and intangible assets amortization.

General and administrative expenses in the three months ended September 30, 2025, amounted to $4.6 million, whereas, in the same period of 2024, general and administrative expenses totaled $1.5 million. This increase mainly reflects the increase in professional fees and other expenses, audit fees and personnel expenses following the acquisition of MPC Capital.

Net loss from equity method investments in the three months ended September 30, 2025, amounted to $0.6 million, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Net gain from equity method investments measured at fair value in the three months ended September 30, 2025 , amounted to $3.6 million, resulting from the revaluation of such investments. These represent our share in MPC Container Ships ASA (“MPCC”) and MPC Energy Solutions N.V for which we have elected the fair value option.

During the three months ended September 30, 2025, we incurred net interest and finance costs of $0.4 million, compared to $(1.5) million during the same period in 2024. The variation is primarily due to a decrease in interest income earned from our time and cash deposits due to lower average cash balances during the three months ended September 30, 2025, as compared with the same period of 2024.

Other income in the three months ended September 30, 2025 amounted to $12.9 million and mainly includes (i) a gain of $10.6 million from our investments in listed equity securities, (ii) dividend income on equity securities of $0.5 million, (iii) dividend income of $0.3 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”), and (iv) foreign exchange gains amounting to $1.4 million.  Other income, net in the three months ended September 30, 2024, amounted to $0.4 million, which includes (i) a loss of $1.8 million from our investments in listed equity securities, (ii) dividend income on equity securities of $1.8 million, and (iii) dividend income of $0.4 million from our investment in the Toro Series A Preferred Shares.

Dividend income from equity method investments measured at fair value (related party) amounted to $3.7 million in the three months ended September 30, 2025 and includes dividend income from MPCC.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position as of September 30, 2025, increased by $35.9 million to $123.8 million, as compared to our cash position on December 31, 2024, which amounted to $87.9 million. The net increase was mainly the result of: (i) $2.4 million of net operating cash outflows during the nine months ended September 30, 2025, (ii) net outflows of $21.1 million associated with the sale and purchase of equity method investments, (iii) outflows of $1.0 million associated with the acquisition of debt securities, (iv) $101.6 million used for scheduled principal repayments, early prepayments in connection with the sale of vessels and voluntary prepayments on our debt, (v) $3.3 million of dividends paid relating to our 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, (vi) $2.8 million for cash dividends paid to non-controlling interests, as offset by (vii) $61.9 million inflow of net proceeds from the sales of the M/V Ariana A, M/V Magic Eclipse, M/V Magic Callisto and M/V Gabriela A, (viii) $60.0 million of net proceeds following the issuance of our Series E Preferred Shares to Toro, (ix) $14.6 million proceeds related to the sale and leaseback transaction of the M/V Magic Thunder, (x) $1.6 million proceeds related to a loan facility, and (xi) net inflows of $28.2 million associated with the purchase and sale of equity securities.

As of September 30, 2025, our total debt (including financial liabilities), gross of unamortized deferred loan fees, was $19.4 million, of which $2.8 million is repayable within one year, as compared to $103.7 million of total debt (including financial liabilities), gross of unamortized deferred loan fees, as of December 31, 2024, a decrease mainly due to the prepayments made in connection with vessel dispositions and voluntary prepayments of our long term debt, as offset by  the sale and leaseback transaction of the M/V Magic Thunder.

More specifically, on March 24, 2025, March 31, 2025 and April 29, 2025, Castor made partial prepayments to Toro for its term loan amounting to $13,500,000, $34,000,000 and $14,000,000, respectively, in addition to $2,500,000 as part of the scheduled repayment of the loan. On May 5, 2025, we prepaid the amount of $36,000,000 that remained outstanding as of that date and fully repaid the loan.

On July 29, 2025, we successfully completed a sale and leaseback transaction for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $14.6 million, has a duration of five years, and a purchase option for the Company, beginning at the end of the second year of the bareboat charter period.

Recent Business Developments Commentary:

New Series E Preferred shares

On September 29, 2025, we agreed to issue 60,000 Series E Cumulative Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”) having a stated amount of $1,000 each to Toro for a total consideration of $60.0 million in cash. The distribution rate of the Series E Preferred Shares is 8.75%, paid quarterly, and they are convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. The Company may at its option redeem the Series E Preferred Shares, in whole or in part, at any time, on or after October 30, 2025, for a cash consideration equal to 100% of the stated amount plus any accrued and unpaid distributions up until that date. This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

Full Redemption of 8.75% Series E Cumulative Perpetual Convertible Preferred Shares

On October 13, 2025, we and Toro agreed to the full redemption of the Series E Preferred Shares for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions. Following the full redemption, such Series E Preferred Shares were cancelled and no longer remain outstanding. The foregoing full redemption of the Series E Preferred Shares and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors who negotiated the redemption.

New loan facility

On October 15, 2025, we announced the signing of a $50.0 million sustainability-linked senior term loan facility (the “Facility”) with a European bank. The Facility is secured by, among others, a first priority mortgage over four of the Company’s dry bulk vessels and is guaranteed by the Company. The net proceeds from the Facility will be used for general corporate purposes. The Facility has a tenor of five years and bears interest at a rate of Term SOFR plus a margin, which may be adjusted based on the Company’s performance against certain sustainability-linked targets.

Equity method investments

Castor’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired during the second quarter of 2025, 3.44% shares in MPCC, resulting in MPC Capital and its affiliated entities, collectively increasing their holding of total shares and voting rights in MPCC from approximately 16.68% to 20.12%, or 89,260,056 shares. MPC Capital is the founding shareholder of MPCC.

Sale of vessels

We have completed the sale of the four vessels listed below:

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Date of agreement	Sale Price (in million)	Delivery date
Ariana A	2,700 TEU (Containership)	38,117	2005	Germany	November 13, 2024	$16.50	January 22, 2025
Gabriela A	2,700 TEU (Containership)	38,121	2005	Germany	December 4, 2024	$19.30	May 7, 2025
Magic Eclipse	Panamax (Dry Bulk carrier)	74,940	2011	Japan	March 6, 2025	$13.5	March 24, 2025
Magic Callisto	Panamax (Dry Bulk carrier)	74,930	2012	Japan	March 11, 2025	$14.5	April 28, 2025

Fleet Employment Status (as of December 3, 2025)

During the three months ended September 30, 2025, we operated on average 9.0 vessels earning a Daily TCE Rate(2) of $13,363 as compared to an average of 10.5 vessels earning a Daily TCE Rate(2) of $13,367 during the same period in 2024.

Our employment profile as of December 3, 2025 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	97% of BPI5TC (2)(3)	-(4)	-(4)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC (2)(5)	-(4)	-(4)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$15,029 per day (6)	-(4)	-(4)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$13,300 per day (7) (8)	-(4)	-(4)
Magic P	Panamax	76,453	2004	Japan	Panamax Pool (9)	N/A	-(10)	-(10)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC (7)	-(4)	-(4)
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC(2)	-(4)	-(4)
Magic Celeste	Ultramax	63,310	2015	China	TC period	$14,150 per day (11)(12)	-(4)	-(4)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Raphaela	Containership	26,811	2008	Turkey	TC period	$26,250	Nov-26	Jan-27

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC(2). In accordance with the prevailing charter party, on November 5, 2025, we converted the index-linked rate to fixed from January 1, 2026 until March 31, 2026 at a rate of $14,100 per day. In accordance with the prevailing charter party , on November 17, 2025, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $15,300 per day. Thereafter, the rate will be converted back to index-linked.

(4)	In accordance with the prevailing charterparty, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(5)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from January 1, 2026 until June 30, 2026 at a rate of $15,400 per day. Thereafter, the rate will be converted back to index-linked.

(6)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC(2). In accordance with the prevailing charter party, on August 14, 2025, we converted the index-linked rate to a fixed rate of $15,029 per day from October 1, 2025 until December 31, 2025. In accordance with the prevailing charter party, on November 4, 2025, we converted the index-linked rate to fixed from January 1, 2026 until March 31, 2026 at a rate of $13,700 per day. Thereafter, the rate will be converted back to index-linked.

(7)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(8)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC(7). In accordance with the prevailing charter party, on August 5, 2025, we converted the index-linked rate to fixed from August 1, 2025 until December 31, 2025 at a rate of $13,300 per day. In accordance with the prevailing charter party, on November 7, 2025, we converted the index-linked rate to fixed from January 1, 2026 until March 31, 2026 at a rate of $13,250 per day. Thereafter, the rate will be converted back to index-linked.

(9)	The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(10)	Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(11)
The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

(12)
The vessel’s daily gross charter rate is equal to 111% of BSI10TC (11). In accordance with the prevailing charter party, on July 10, 2025, we converted the index-linked rate to fixed from August 1, 2025 until December 31, 2025 at a rate of $14,150 per day. Thereafter, the rate will be converted back to index-linked.

Financial Results Overview of Operations:

Set forth below are selected financial data of our dry bulk, containership and asset management segments for each of the three and nine months ended September 30, 2025, and 2024, respectively:

	Three Months Ended		Nine Months Ended
(Expressed in U.S. dollars)	September 30, 2025 (unaudited)	September 30, 2024 (unaudited)	September 30, 2025 (unaudited)	September 30, 2024 (unaudited)
Total vessel revenues	$11,429,529	$13,410,037	$32,911,796	$50,079,813
Revenue from services	$9,533,672	$—	$26,337,217	$—
Operating (loss)/income	$4,273,279	$981,382	$(29,991,503)	$28,438,066
Net income, net of taxes	$20,995,883	$2,836,455	$3,987,296	$48,021,812
Adjusted net income, net of taxes(1)	$2,445,684	$4,646,282	$9,325,393	$38,593,962
EBITDA(1)	$24,277,340	$5,001,855	$16,708,715	$58,347,516
Adjusted EBITDA(1)	$5,727,141	$6,811,682	$22,046,812	$48,919,666
Earnings / (Loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$1.76	$0.21	$(0.08)	$4.73
Earnings / (Loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.23	$0.14	$(0.08)	$2.28

(1)        Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data which are applicable only for our dry bulk and containership segments for each of the three and nine months ended September 30, 2025, and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2025	2024	2025	2024
Ownership Days(1)(7)	828	966	2,804	3,483
Available Days(2)(7)	785	929	2,678	3,446
Operating Days(3)(7)	785	929	2,671	3,412
Daily TCE Rate(4)	$13,363	$13,367	$11,275	$13,661
Fleet Utilization(5)	100%	100%	99.8%	99%
Daily vessel operating expenses(6)	$5,346	$5,390	$5,232	$5,703

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES
Time charter revenues	$10,112,068	$13,410,037	$30,325,907	$50,079,813
Pool revenues	1,317,461	—	2,585,889	—
Total vessel revenues	$11,429,529	$13,410,037	$32,911,796	$50,079,813
Revenue from services (including related party revenues)	$9,533,672	$—	$26,337,217	$—
Total revenues	$20,963,201	$13,410,037	$59,249,013	$50,079,813
EXPENSES
Voyage expenses (including commissions to related party)	(942,549)	(991,717)	(2,719,366)	(3,004,491)
Vessel operating expenses	(4,426,319)	(5,206,485)	(14,671,043)	(19,864,136)
Cost of revenue from services	(5,475,119)	—	(15,979,700)	—
Management fees -related parties	(866,432)	(1,051,578)	(3,155,075)	(3,538,270)
Depreciation and amortization	(3,366,070)	(3,660,974)	(10,019,225)	(11,048,829)
General and administrative expenses (including related party fees)	(4,579,321)	(1,502,919)	(14,127,056)	(4,889,990)
Loss on vessels held for sale	—	—	(5,554,777)	—
Provision for doubtful accounts	(5,937)	—	(21,396)	—
Net gain/(loss) on sale of vessel	(3,674)	(14,982)	(2,005,320)	19,292,613
Gain from a claim	—	—	—	1,411,356
Net gain/(loss) on disposal of assets	(405)	—	409,694	—
Net loss from equity method investments	(630,613)	—	(189,120)	—
Net gain / (loss) from equity method investments measured at fair value	3,606,517	—	(21,208,132)	—
Operating income / (loss)	$4,273,279	$981,382	$(29,991,503)	$28,438,066
Interest and finance costs, net (1)	(372,607)	1,500,652	(2,557,281)	822,812
Other income, net	12,900,473	359,499	22,332,888	18,860,621
Dividend income from equity method investments measured at fair value (related party)	3,737,518	—	14,348,105	—
Income taxes	457,220	(5,078)	(144,913)	(99,687)
Net income	$20,995,883	$2,836,455	$3,987,296	$48,021,812
Less: Net (income) / loss attributable to the non-controlling interest	(1,994,323)	—	1,196,739	—
Net income attributable to Castor Maritime Inc.	19,001,560	2,836,455	5,184,035	48,021,812
Dividend on Series D Preferred Shares	(1,187,500)	(638,889)	(3,701,389)	(1,902,778)
Deemed dividend on Series D Preferred Shares	(774,723)	(129,021)	(2,225,910)	(378,536)
Dividend on Series E Preferred Shares	(14,583)	—	(14,583)	—
Deemed dividend on Series E Preferred Shares	(645)	—	(645)	—
Net income / (loss) attributable to common shareholders of Castor Maritime Inc.	$17,024,109	$2,068,545	$(758,492)	$45,740,498
Other comprehensive income:
Foreign currency translation	109,882	—	28,696,665	—
Net cash flow hedges	(13,101)	—	381,353	—
Other comprehensive income	96,781	—	29,078,018	—
Other comprehensive loss / (income) attributable to noncontrolling interests	733	—	(7,621,702)	—
Other comprehensive income attributable to Castor Maritime Inc.	97,514	—	21,456,316	—

Total comprehensive income	21,092,664	2,068,545	33,065,314	45,740,498
Less: Comprehensive income attributable to noncontrolling interests	(1,993,590)	—	(6,424,963)	—
Total comprehensive income attributable to Castor Maritime Inc.	19,099,074	2,068,545	26,640,351	45,740,498

Earnings / (loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$1.76	$0.21	$(0.08)	$4.73
Earnings / (loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.23	$0.14	$(0.08)	$2.28
Weighted average number of common shares outstanding, basic	9,662,354	9,662,354	9,662,354	9,662,354
Weighted average number of common shares outstanding, diluted	84,318,733	20,483,690	9,662,354	21,069,515

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$123,830,828	$87,896,786
Due from related parties	16,200,824	6,393,625
Assets held for sale	35,689,522	69,430,788
Investment in equity securities	56,235,402	69,119,010
Investment in debt securities	1,052,052	—
Other current assets	25,246,935	21,018,015
Total current assets	258,255,563	253,858,224

NON-CURRENT ASSETS:
Vessels, net	158,832,352	200,443,193
Due from related parties	2,893,839	3,504,667
Investment in related party	117,513,803	117,560,467
Equity method investments	50,002,128	50,503,722
Equity method investments measured at fair value	129,619,174	115,455,048
Intangible assets, net	20,155,884	19,323,603
Goodwill	23,833,120	17,932,243
Other non-currents assets	31,341,242	18,795,754
Total non-current assets	534,191,542	543,518,697
Total assets	792,447,105	797,376,921

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,172,540	1,053,156
Current portion of financial liabilities, net	1,544,098	—
Current portion of long-term debt, related party, net	—	9,970,623
Accrued liabilities	16,533,143	23,045,515
Liabilities directly associated with assets held for sale	17,570,592	17,656,371
Due to related parties, current	1,062,113	889,020
Other current liabilities	8,187,415	11,787,100
Total current liabilities	46,069,901	64,401,785

	September 30, 2025	December 31, 2024

NON-CURRENT LIABILITIES:
Long-term debt, net	3,810,755	2,603,900
Long‐term financial liabilities, net	12,434,461	—
Long-term debt, related party, net	—	89,921,162
Deferred tax liabilities	11,423,136	8,096,383
Other non-current liabilities	6,659,158	6,887,969
Total non-current liabilities	34,327,510	107,509,414
Total liabilities	80,397,411	171,911,199

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively, aggregate liquidation preference of $100,000,000 as of September 30, 2025 and December 31, 2024 respectively.	79,934,168	77,708,258
8.75% Series E fixed rate cumulative perpetual convertible preferred shares: 60,000 and nil shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively, aggregate liquidation preference of $60,000,000 and $0 as of September 30, 2025 and December 31, 2024 respectively.	59,980,645	—
Total mezzanine equity	139,914,813	77,708,258

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of September 30, 2025 and December 31, 2024.	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024	12	12
Additional paid-in capital	265,341,318	265,389,338
Retained Earnings	227,768,661	228,527,153
Accumulated other comprehensive income/ (loss)	19,947,129	(1,509,187)
Total Castor Maritime Inc. shareholders’ equity	513,066,782	492,416,978
Noncontrolling interests	59,068,099	55,340,486
Total shareholders’ equity	572,134,881	547,757,464
Total liabilities, mezzanine equity and shareholders’ equity	$792,447,105	$797,376,921

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Nine months Ended September 30,
	2025	2024
Cash Flows provided by Operating Activities:
Net income	$3,987,296	$48,021,812
Adjustments to reconcile net income to net cash (used in) / provided by Operating Activities:
Depreciation and amortization	10,019,225	11,048,829
Amortization and write off of deferred finance charges	131,546	806,143
Amortization of fair value of acquired time charters	119,733	265,173
Straight line amortization of hire	(62,880)	(81,124)
Net loss / (gain) on sale of vessels	2,005,320	(19,292,613)
Amortization of investment in debt securities	(1,924)	—
Loss on vessels held for sale	5,554,777	—
Provision for doubtful accounts	21,396	—
Non-cash compensation (transfer of shares)	272,780	—
Net gain on dispositions of assets	(298,723)	—
Non-cash effects from translation to reporting currency	291,574	—
Deferred income taxes	(839,438)	—
Share-based compensation	180,848	—
Unrealized loss from equity method investments	78,150	—
Unrealized losses from equity method investments measured at fair value	21,208,131	—
Dividend income from equity method investments measured at fair value (related party)	(14,348,105)	—
Unrealized foreign exchange gain from equity method investments	(292,691)	—
Realized loss / (gain) on sale of equity securities	5,637,057	(3,618,022)
Unrealized gain on equity securities	(21,660,200)	(9,427,850)
Unrealized gain on debt securities	(3,697)	—
Gain from a claim	—	(1,411,356)
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,557,064)	2,377,420
Inventories	900,719	380,136
Due from/to related parties	(8,464,535)	5,273,097
Prepaid expenses and other assets	(579,157)	1,370,681
Accounts payable	(326,574)	(1,805,428)
Accrued liabilities	(8,648,657)	(963,255)
Income tax receivable / payable	(5,240,239)	—
Derivative assets and liabilities, net	(998,742)	—
Deferred revenue	588,067	(946,834)
Dry-dock costs paid	(4,439,784)	(440,000)
Dividends received from equity method investments measured at fair value	14,348,105	—
Net Cash (used in) / provided by Operating Activities:	(2,417,686)	31,556,809

Cash flow (used in) / provided by Investing Activities:
Vessel acquisition and other vessel improvements	(601,860)	(25,603,407)
Advances for vessel acquisitions	—	(4,653,537)
Net proceeds from sale of vessels	61,936,124	107,861,375
Acquisitions of property and equipment, net	(114,402)	—
Net proceeds from dispositions of long term assets	357,048	—
Purchase of equity securities	(13,145,429)	(18,116,221)
Proceeds from sale of equity securities	41,297,052	46,088,578
Purchase of debt securities	(1,046,431)	—
Payments for acquisition of equity method investments	(26,180,269)	—
Proceeds from disposition of equity method investments	127,634
Return of invested capital from equity method investments	4,941,515	—
Payments received on mezzanine loan	409,080	—
Proceeds from a claim	—	1,411,356
Net cash provided by Investing Activities:	67,980,062	106,988,144

Cash flows (used in) / provided by Financing Activities:
Issuance of preferred shares	60,000,000	—
Dividends paid on Series D Preferred Shares	(3,347,222)	(1,875,000)
Repurchase of warrants	—	(1,058,481)
Repayment of long-term debt (including related party)	(101,618,200)	(84,985,304)
Proceeds from long-term debt	1,577,002	—
Proceeds from long term financial liability	14,640,000	—
Repayment of long-term financial liability	(242,210)	—
Payment of deferred financing costs	(402,800)	—
Cash dividends paid to noncontrolling interests	(2,848,198)	—
Proceeds from sale of subsidiary shares to noncontrolling interests	27,127	—
Transactions with non-controlling interest	(353,243)	—
Net cash used in Financing Activities:	(32,567,744)	(87,918,785)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,232,959	—
Net increase in cash, cash equivalents, and restricted cash	36,227,591	50,626,168
Cash, cash equivalents and restricted cash at the beginning of the period	88,616,996	120,901,147
Cash, cash equivalents and restricted cash at the end of the period	$124,844,587	$171,527,315

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate which is applicable only for our dry bulk and containership fleet to Total vessel revenues (applicable only to dry bulk and containership segments) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2025	2024	2025	2024
Total vessel revenues	$11,429,529	$13,410,037	$32,911,796	$50,079,813
Voyage expenses - including commissions to related party	(942,549)	(991,717)	(2,719,366)	(3,004,491)
TCE revenues	$10,486,980	$12,418,320	$30,192,430	$47,075,322
Available Days	$785	$929	$2,678	$3,446
Daily TCE Rate	$13,363	$13,367	$11,275	$13,661

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity and debt securities and equity method investments (including those measured at fair value) and non-recurring expenses, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/loss on securities and non-recurring expenses for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/ income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2025	2024	2025	2024
Net income / (loss), net of taxes	$20,995,883	$2,836,455	$3,987,296	$48,021,812
Depreciation and amortization	3,366,070	3,660,974	10,019,225	11,048,829
Interest and finance costs, net (1)	372,607	(1,500,652)	2,557,281	(822,812)
Income taxes	(457,220)	5,078	144,913	99,687
EBITDA	$24,277,340	$5,001,855	$16,708,715	$58,347,516
Unrealized (gain) / loss on equity securities	(14,148,391)	1,809,827	(21,660,200)	(9,427,850)
Unrealized (gain) / loss on debt securities	(3,697)	—	(3,697)	—
Unrealized loss / (gain) from equity method investments	519,643	—	78,150	—
Unrealized (gains) / losses from equity method investments measured at fair value	(3,606,518)	—	21,208,131	—
Unrealized foreign exchange losses / (gains) from equity method investments	(1,377,040)	—	(292,692)	—
(Gain) / Loss on vessels held for sale	—	—	5,554,777	—
Share-based compensation	65,804	—	180,848	—
Non-cash compensation (transfer of shares)	—	—	272,780	—
Adjusted EBITDA	$5,727,141	$6,811,682	$22,046,812	$48,919,666

(1)	Includes interest and finance costs and interest income, if any.

Adjusted Net Income. To derive Adjusted Net Income/(Loss) from Net Income/(Loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as unrealized losses from investments measured at fair value and other items which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income for the periods presented:

Adjusted Net Income Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2025	2024	2025	2024
Net income / (loss), net of taxes	$20,995,883	$2,836,455	$3,987,296	$48,021,812
Unrealized (gain) / loss on equity securities	(14,148,391)	1,809,827	(21,660,200)	(9,427,850)
Unrealized (gain) / loss on debt securities	(3,697)	—	(3,697)	—
Unrealized loss / (gain) from equity method investments	519,643	—	78,150	—
Unrealized (gains) / losses from equity method investments measured at fair value	(3,606,518)	—	21,208,131	—
Unrealized foreign exchange losses / (gains) from equity method investments	(1,377,040)	—	(292,692)	—
(Gain) / Loss on vessels held for sale	—	—	5,554,777	—
Share-based compensation	65,804	—	180,848	—
Non-cash compensation (transfer of shares)	—	—	272,780	—
Adjusted net income, net of taxes	$2,445,684	$4,646,282	$9,325,393	$38,593,962

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the spin-off of our tanker business, the effects of our acquisition of MPC Münchmeyer Petersen Capital AG, our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance or our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the SEC. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com